Orangekloud Technology Inc. and Electronics Industries Training Centre (ELITC) Ink Partnership Agreement to Empower Workforce Skills Development and Digital Transformation in Singapore

Singapore, Oct. 23, 2024 (GLOBE NEWSWIRE) -- **Orangekloud Technology Inc.** (**Nasdaq: ORKT**) **(“Orangekloud”** or “**the Company”)**, a Singapore-based technology company offering the eMOBIQ® No-Code platform for the development of mobile applications, today announced signing a partnership agreement with the Electronics Industries Training Centre (ELITC), a premier institute offering training and educational programs in Singapore.

Highlights of the Partnership Agreement

- **Appointment of ELITC as the Preferred Training Partner in Singapore:** ELITC is now the preferred partner in Singapore to provide training for Orangekloud's eMOBIQ No-code platform for App development, with pre-agreed arrangements for revenue-sharing.

- **Equipping the Workforce for Digital Transformation:** Trainees will be equipped with the skills to develop mobile Apps without coding, boosting their work competencies and empowering the digital transformation of local enterprises.

- **Leveraging ELITC's Network for Wider Adoption of eMOBIQ Solutions:** Orangekloud will tap on ELITC's extensive network of enterprises – within and beyond the electronics industries – to promote its eMOBIQ application development platform. This will empower enterprises with the No-Code application development skills to develop effective and easy-to-use solutions to optimize their operations in such areas as sales and warehousing.

About Orangekloud Technology Inc.
Orangekloud Technology Inc. (Nasdaq: ORKT) is a Singapore-based technology company which offers the eMOBIQ® No-Code platform to develop mobile applications specially designed for Small and Medium Enterprises (SMEs) and corporations. The eMOBIQ® suite of mobile applications designed to digitalize and streamline business processes in operations includes warehousing, sales ordering, delivery, and manufacturing. eMOBIQ® customers come from various industries, including food manufacturing and food service, precision engineering, construction, retail, energy, and warehouse management.

Electronics Industries Training Centre

About the Electronics Industries Training Centre (ELITC)
ELITC is a renowned institute dedicated to providing comprehensive training and educational programs ranging from technical, electrical, digital, and technological to soft skills for all levels. The institute’s programs cater to both the workforce and individuals seeking to upskill or reskill, as well as to those entering the workforce for the first time. ELITC also actively supports the Singapore government's SkillsFuture initiatives.

FORWARD-LOOKING STATEMENTS
Certain statements contained in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and the completion of the public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the preliminary prospectus filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Any forward-looking statements contained in this press release speak only as of the date hereof, and OrangeKloud Technology Inc. specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

OrangeKloud Technology Inc. Investor Relations Contact:
1 Yishun Industrial Street 1 #04-27/28 & 34 Aposh Building Bizhub
Singapore 768160
(+65) 6317 2050
Email: ir@orangekloud.com"ir@orangekloud.com

Investor Relations Inquiries:
Skyline Corporate Communications Group, LLC
Scott Powell, President
1177 Avenue of the Americas, 5th Floor
New York, New York 10036
Office: (646) 893-5835
Email: info@skylineccg.com"info@skylineccg.com